Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of Marwynn Holdings, Inc. on Form S-1 of our report dated August 12, 2024, except for Note 14 and Note 15, as to which the date is September 26, 2024, with respect to our audits of the consolidated balance sheets and related consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows of Marwynn Holdings, Inc. as of April 30, 2024 and 2023, and for the years ended April 30, 2024 and 2023,appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey
January 13, 2025